UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 21, 2019

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 21, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 21, 2019	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2018 RESULTS

Highlights

•
Reported GAAP net income of $11.5 million, or $0.04 per share, and adjusted net income(1) of $14.0 million, or $0.05 per share, in the fourth quarter of 2018 (excluding items listed in Appendix A to this release).

•	Generated GAAP income from operations of $31.2 million and total cash flow from vessel operations(1) of $62.3 million in the fourth quarter of 2018.

•
In November 2018, completed two previously-announced financings that when fully drawn will amount to approximately $40 million of additional liquidity; and, in February 2019, signed a term sheet for a further sale-leaseback transaction for two vessels, which is expected to increase liquidity by approximately $25 million.

•	Since November 2018, entered into time charter-in contracts for 2.5 Aframax tanker vessel-equivalents for periods ranging 1 to 2 years with extension options.

Hamilton, Bermuda, February 21, 2019 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2018:

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
GAAP FINANCIAL COMPARISON
Total revenues	239,724	175,915	105,229	755,763	431,178
Income (loss) from operations	31,206	(2,166)	2,822	7,204	1,416
Net income (loss)	11,502	(17,484)	(1,879)	(52,548)	(58,023)
Earnings (loss) per share	0.04	(0.07)	(0.01)	(0.20)	(0.31)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (1)	62,254	27,750	32,134	128,870	123,138
Adjusted net income (loss) (1)	14,002	(18,001)	(5,939)	(54,718)	(19,945)
Adjusted earnings (loss) per share (1)	0.05	(0.07)	(0.03)	(0.20)	(0.11)
Free cash flow (1)	44,580	12,558	22,859	66,980	87,875
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Fourth Quarter of 2018 Compared to Third Quarter of 2018
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2018 improved compared to the prior quarter, primarily as a result of higher average spot tanker rates. This was partially offset by an increase in general and administrative expenses, a portion of which is non-recurring.
Fourth Quarter of 2018 Compared to Fourth Quarter of 2017
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2018 compared to the GAAP net loss and non-GAAP adjusted net loss in the same period of the prior year were positively affected by higher average spot tanker rates and the acquisition of Tanker Investments Ltd. in late-November 2017. This was partially offset by higher interest expense associated with the sale-leaseback transactions relating to ten tankers that were completed in September and November 2018.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Crude tanker spot rates reached three-year highs during the fourth quarter of 2018, driven by winter seasonality underpinned by positive supply and demand fundamentals, which led to our results exceeding the prior quarter and the same quarter of the previous year,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer.  “This strength continued into early Q1-2019 and I am pleased that our secured first quarter to-date spot rates are significantly higher than the fourth quarter. However, in the last few weeks, crude tanker rates have declined from those highs, as a result of OPEC supply cuts, higher fleet growth, and the impact of seasonal refinery maintenance which we believe could weigh on crude tanker demand as we go through the first half of 2019.  We believe the near-term headwinds should however give way to a much stronger second half of 2019 and 2020 due to positive underlying oil demand, an expected increase in U.S. crude oil exports, higher OPEC production, lower tanker fleet growth, and the positive impacts of IMO 2020.”

"We continue to focus on strengthening our balance sheet and financial position.  Since the beginning of 2018, we have completed various financing initiatives and recently signed a term sheet for a further sale-leaseback transaction, all of which have or are expected to increase our liquidity position and extend our maturity profile."

Mr. Mackay added, “Consistent with our strategy and based on our forward views of the market, we recently entered into time charter-in contracts for 2.5 Aframax/LR2 vessels for periods ranging from 1 to 2 years with extension options. Securing these new vessels at attractive charter rates, will add to our significant operating leverage and further position Teekay Tankers to add value and benefit from an expected strengthening global tanker market as we move through 2019 and into 2020"

Summary of Recent Events
In November 2018, Teekay Tankers completed a sale-leaseback transaction relating to four vessels and a loan to finance working capital for the Company's revenue sharing agreement (RSA) pool management operations, which when fully drawn will contribute a total of $40 million of additional liquidity after the repayment of outstanding debt related to the four vessels.

In addition, in February 2019, Teekay Tankers signed a term sheet for a further sale-leaseback transaction relating to two Suezmax tankers. The transaction, once completed, is expected to further increase the Company’s liquidity position by approximately $25 million after the repayment of outstanding debt related to these vessels. The transaction, which remains subject to final lessor approval and customary closing conditions, is expected to be completed in the first quarter of 2019.

Since November 2018, Teekay Tankers entered into time charter-in contracts for 2.5 Aframax tanker vessel equivalents for periods ranging 1 to 2 years with extension options. The new time charter-in contracts have a weighted average daily rate of $17,600.

Teekay Tankers' current dividend policy is to pay out 30 to 50 percent of its quarterly adjusted net income, subject to reserves the Board of Directors may determine are necessary for the prudent operation of the Company. Given the tanker market weakness and losses generated during the first three quarters of 2018, and the additional debt incurred from recent sale-leaseback transactions to improve Teekay Tankers' liquidity position, the Company has elected to reserve the amount that would have otherwise been paid out as a dividend for the fourth quarter of 2018 to repay outstanding debt.

Tanker Market
Crude tanker spot rates improved significantly during the fourth quarter of 2018, spurred by both winter market seasonality and positive underlying supply and demand fundamentals. In the fourth quarter of 2018, OPEC crude oil production rose to 32.4 million barrels per day (mb/d), the highest level since July 2017 and up from 31.4 mb/d earlier in 2018. Most of this increase came from the Middle East, where higher production levels more than offset lower output from Venezuela and Iran. Russian oil production reached a record high 11.5 mb/d by the end of 2018, which was positive for mid-size tanker demand in the Mediterranean / Black Sea and Baltic Sea regions. Rising U.S. exports also supported tanker demand, with U.S. crude oil production reaching a record high 11.7 mb/d and crude oil exports reaching 2.5 mb/d during the fourth quarter of 2018. This was positive for both crude tanker demand, as well as lightering demand in the U.S. Gulf.
Crude tanker spot rates have softened through the first quarter of 2019, which is typical for this time of year as refineries enter into seasonal maintenance programs. OPEC supply cuts are also weighing on crude tanker demand, with OPEC (plus select non-OPEC partners) pledging to cut production by 1.2 mb/d starting in January 2019. Early data suggests that OPEC is achieving high compliance with these cuts, which is negative for crude tanker demand in the near-term. Venezuelan crude oil production could also decline in the near-term due to impending U.S. sanctions, though this may be offset by longer voyage distances as Venezuela looks to sell its oil into other markets, such as Asia. The Company expects OPEC cuts to have a negative impact on tanker demand through the first half of 2019; however, looking ahead to the second half of 2019, with well balanced oil markets, the Company believes that OPEC will increase production when oil demand is expected to increase substantially versus first half 2019 levels, driving positive crude tanker demand.
The global tanker fleet grew by just 5.7 million deadweight (mdwt), or 1.0 percent, in 2018, which was the lowest level of tanker fleet growth since 2001. High tanker scrapping was the main driver of low fleet growth in 2018, with a total of 22.4 mdwt removed, representing the fifth highest scrapping year on record. Looking ahead, the Company expects an increase in tanker fleet growth during 2019 as a firmer freight rate environment should lead to relatively fewer vessels sold for scrap. The Company forecasts total tanker fleet growth of approximately 3.5 percent during 2019, with much of this growth weighted towards the first half of 2019. The Company expects this will further add to pressure on the tanker market during the early part of 2019, although it paves the way for much lower fleet growth in the second half of 2019 and into 2020, when the Company forecasts that the global tanker fleet will grow by less than 2 percent.
Global oil demand remains firm, with a forecast of 1.4 mb/d growth in 2019 (average of IEA, EIA and OPEC forecasts). Furthermore, the Company expects that tanker demand will be boosted in 2019 by an increase in global refining capacity. According to the IEA, a total of 2.6 mb/d of new refining capacity will come online in 2019, which is the largest annual increase on record. This should be positive for both crude and product tanker demand. The Company also expects that the new IMO 2020 regulations will be positive for tanker demand, as it may lead to an increase in refinery throughput. The new regulations could also open up a number of new trade patterns and arbitrage opportunities for both crude and product, which would be beneficial for overall tonne-mile demand. Finally, new pipeline capacity to the U.S. Gulf Coast is expected to result in increased U.S. crude exports during the second half of 2019 from approximately 2.5 mb/d at present to approximately 4 mb/d, which is expected to contribute to both crude tanker demand and U.S. Gulf lightering demand.
In summary, the Company believes that OPEC supply cuts, higher fleet growth, and the impact of seasonal refinery maintenance could weigh on tanker demand through the first half of 2019. However, the Company believes that this will give way to a much stronger second half of 2019 and 2020 due to strong underlying oil demand, an increase in U.S. crude oil exports, the return of OPEC crude oil supply, lower tanker fleet growth, and the positive impact of IMO 2020 regulations.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in RSAs, voyage charters and full service lightering, in each case measured in net revenues(v) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018(i)	2018(i)	2017(i)	2018(i)	2017(i)
Time Charter-Out Fleet
Suezmax revenue days	180	162	438	819	1,853
Suezmax TCE per revenue day	$20,868	$17,630	$21,821	$20,144	$24,198
Aframax revenue days	172	393	658	1,674	2,283
Aframax TCE per revenue day	$23,230	$20,559	$21,145	$21,216	$22,085
LR2 revenue days	12	92	183	420	837
LR2 TCE per revenue day	$16,583	$17,732	$17,176	$17,287	$18,063

Spot Fleet
Suezmax revenue days	2,427	2,476	1,679	9,795	5,621
Suezmax spot TCE per revenue day (ii)	$23,554	$15,825	$15,294	$16,154	$16,627
Aframax revenue days	1,612	1,402	766	5,515	3,956
Aframax spot TCE per revenue day (iii)	$22,023	$13,693	$16,773	$16,034	$15,739
LR2 revenue days	724	644	438	2,488	1,771
LR2 spot TCE per revenue day (iv)	$19,806	$12,527	$14,323	$14,131	$14,407

Total Fleet
Suezmax revenue days	2,607	2,638	2,117	10,614	7,474
Suezmax TCE per revenue day	$23,369	$15,936	$16,644	$16,461	$18,504
Aframax revenue days	1,784	1,795	1,424	7,189	6,239
Aframax TCE per revenue day	$22,139	$15,197	$18,794	$17,240	$18,061
LR2 revenue days	736	736	621	2,908	2,608
LR2 TCE per revenue day	$19,754	$13,178	$15,165	$14,587	$15,580

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(iv)	Includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters.

(v)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
First Quarter of 2019 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the first quarter of 2019 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE per revenue day of approximately $26,000 per day on average with 70 percent of the available days fixed(1);

•	The portion of the Aframax fleet trading on the spot market has secured TCE per revenue day of approximately $28,500 per day on average with 68 percent of the available days fixed(2); and

•
The portion of the Long Range 2 (LR2) product tanker fleet trading on the spot market has secured TCE per revenue day of approximately $24,500 per day on average with 51 percent of the available days fixed(3).

(1) Combined average TCE rate includes Teekay Suezmax RSA, Teekay Classic Suezmax RSA and non-pool voyage charters.
(2) Combined average TCE rate includes Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.
(3) Combined average TCE rate includes Teekay Taurus RSA and non-pool voyage charters.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of February 1, 2019:

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	1	—	1
Aframax Tankers	1	—	1
Total Fixed-Rate Fleet	2	—	2
Spot-rate:
Suezmax Tankers	29	—	29
Aframax Tankers(i)	16	3	19
LR2 Product Tankers(ii)	9	2	11
VLCC Tanker(iii)	1	—	1
Total Spot Fleet	55	5	60
Total Conventional Fleet	57	5	62
STS Support Vessels	3	3	6
Total Teekay Tankers' Fleet	60	8	68

(i)	Includes three Aframax tankers with charter-in contracts that are scheduled to expire in November 2019, December 2019 and March 2021, respectively.

(ii)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option to extend for one year.

(iii)	The Company’s ownership interest in this vessel is 50 percent.
Liquidity Update
As at December 31, 2018, the Company had total liquidity of $66.7 million (comprised of $54.9 million in cash and cash equivalents and $11.8 million in undrawn revolving credit facilities) compared to total liquidity of $89.2 million as at September 30, 2018. The Company’s liquidity as at December 31, 2018 does not reflect Teekay Tankers' loan to finance working capital for the Company's RSA pool management operations, which will contribute approximately $20 million of liquidity when fully drawn. Due to timing of various receipts and payments, the Company’s working capital balances were temporarily elevated at December 31, 2018, resulting in temporarily low liquidity. As of February 20, 2019, the Company had total liquidity of approximately $115 million, which does not reflect the signed term sheet for a sale-leaseback transaction announced today, which is expected to add approximately $25 million of additional liquidity.
Conference Call
The Company plans to host a conference call on Thursday, February 21, 2019 at 1:00 p.m. (ET) to discuss its fourth quarter and annual 2018 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (888) 204-4368 or (647) 484-0478, if outside of North America, and quoting conference ID code 7631598.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 42 double-hull tankers, including 25 Suezmax tankers, nine Aframax tankers, eight Long Range 2 (LR2) product tankers, and three ship-to-ship support vessels, and has five Suezmax tankers, eight Aframax tankers, and one LR2 product tanker related to capital leases and eight contracted time charter-in vessels. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net Income (Loss), Cash Flow from Vessel Operations, Free Cash Flow, and Net Revenues are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measure are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Cash flow from vessel operations (CFVO) represents income (loss) from operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entity in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from equity-accounted investments, loss on sales of vessels, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity-accounted investments, gain on sales of vessels and certain other non-cash items. The Company includes FCF from equity-accounted investments as a component of its FCF. FCF from the equity-accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted investments may not be available to the Company in the periods such FCF is generated by the equity-accounted investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation and had begun operations.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.
Important Notice to Reader
Effective January 1, 2018, the Company adopted the new revenue accounting standard, which had no impact on net loss but a material effect on revenues and voyage expenses since adoption. Prior to January 1, 2018, the Company presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, commencing January 1, 2018, the Company presents revenue from those voyages in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing both voyage charter revenues and voyage expenses for the three months ended December 31, 2018 and September 30, 2018 and the year ended December 31, 2018 by $90.2 million, $73.6 million, and $292.6 million, respectively.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)(1)

Voyage charter revenues (2)(4)	219,371	152,047	30,893	651,388	125,774
Time-charter revenues	8,039	12,326	26,998	59,786	112,100
Other revenues (3)	12,314	11,542	11,374	44,589	53,368
Net pool revenues (4)	—	—	35,964	—	139,936
Total revenues	239,724	175,915	105,229	755,763	431,178

Voyage expenses (2)(4)	(110,602)	(83,048)	(20,443)	(360,576)	(77,368)
Vessel operating expenses	(51,323)	(52,161)	(43,440)	(209,131)	(175,389)
Time-charter hire expense	(4,841)	(4,317)	(3,202)	(19,538)	(30,661)
Depreciation and amortization	(29,916)	(29,595)	(26,829)	(118,514)	(100,481)
General and administrative expenses	(11,836)	(8,747)	(8,004)	(39,775)	(32,879)
(Loss) gain on sales of vessels	—	—	(489)	170	(12,984)
Restructuring charges	—	(213)	—	(1,195)	—
Income (loss) from operations	31,206	(2,166)	2,822	7,204	1,416

Interest expense	(16,987)	(15,006)	(9,613)	(58,653)	(31,294)
Interest income	311	250	163	879	907
Realized and unrealized (loss) gain
on derivative instruments (5)	(1,693)	596	2,028	3,032	1,319
Equity income (loss) (6)	955	(359)	1,804	1,220	(25,370)
Other (expense) income	(2,290)	(799)	917	(6,230)	(5,001)
Net income (loss)	11,502	(17,484)	(1,879)	(52,548)	(58,023)

Loss per share attributable
to shareholders of Teekay Tankers
- Basic	0.04	(0.07)	(0.01)	(0.20)	(0.31)
- Diluted	0.04	(0.07)	(0.01)	(0.20)	(0.31)

Weighted-average number of total common
shares outstanding
- Basic (1)	268,558,556	268,558,556	212,107,100	268,492,922	187,235,377
- Diluted (1)	268,759,554	268,558,556	212,107,100	268,492,922	187,235,377

Number of outstanding shares of common stock at the end of the period	268,558,556	268,558,556	268,201,638	268,558,556	268,201,638

(1)
Prior to May 31, 2017, the Company owned 50 percent of Teekay Tanker Operations Ltd. (TTOL) and accounted for this investment using the equity method of accounting. The Company acquired the remaining 50 percent of TTOL on May 31, 2017 from Teekay Corporation, resulting in the Company owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL's results on a consolidated basis in accordance with common control accounting as required under GAAP at that time. As a result, the weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay Corporation as consideration for the acquisition. The impact of this recasting is referred to herein as the "Entities under Common Control", and such amounts are summarized for the respective periods in Appendix A.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $23.8 million, $12.4 million and $20.1 million for the three months ended December 31, 2018, September 30, 2018 and December 31, 2017, respectively, and $80.5 million and $72.4 million for the years ended December 31, 2018 and December 31, 2017, respectively.

(3)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fees and commission revenues earned from TTOL.

(4)
Commencing January 1, 2018, the Company adopted Accounting Standards Update 2014-09 as required under GAAP. Prior to January 1, 2018, the Company presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, commencing January 1, 2018, revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the impact of increasing both voyage charter revenues and voyage expenses for the three months ended December 31, 2018 and September 30, 2018 and the year ended December 31, 2018 by $90.2 million, $73.6 million, and $292.6 million, respectively. This change has been adopted prospectively from January 1, 2018.

(5)
Includes realized losses and gains relating to interest rate swaps entered into by the Company. For the three months ended December 31, 2018, September 30, 2018 and December 31, 2017, the Company recognized a realized gain on its interest rate swaps of $0.7 million, a realized gain of $0.7 million and a realized loss of $0.1 million, respectively, and a realized gain of $2.3 million and a realized loss of $1.0 million for the years ended December 31, 2018 and 2017, respectively. The Company recognized a realized gain relating to a time-charter swap agreement of $1.1 million for the year ended December 31, 2017. The Company also recognized a realized gain of $0.3 million, a realized loss of $0.1 million and a realized loss of $77 thousand for the three months ended December 31, 2018, September 30, 2018 and December 31, 2017, respectively, and a realized gain of $0.1 million and $0.3 million for the years ended December 31, 2018 and 2017, respectively, relating to its forward freight agreements.

(6)
Included in equity income (loss) are the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C. (until March 2018, when the remaining capital was returned to the Company), and its proportionate 11.3 percent share of earnings from its investment in Tanker Investments Ltd. (TIL) until November 27, 2017, when the Company completed a merger with TIL. From that date, TIL became a wholly-owned subsidiary of the Company, and it has been consolidated.

Components of equity income (loss) are detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
High-Q Joint Venture	955	(359)	735	1,220	3,072
Tanker Investments Ltd.	—	—	(322)	—	(1,706)
Fair value adjustment of
Tanker Investments Ltd. (i)	—	—	1,391	—	(26,733)
Gemini Tankers L.L.C.	—	—	—	—	(3)
Total equity income (loss)	955	(359)	1,804	1,220	(25,370)

(i)
As part of the accounting for the TIL merger, GAAP treats the Company's existing equity investment in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value, which is included in the cost of the acquisition of the 100 percent controlling interest in TIL. In June 2017, it was determined at that time that recovery of the carrying value of the Company's investment in TIL prior to closing of the merger would be unlikely. Consequently, a non-cash impairment of $28.1 million was required under GAAP to be recognized in the three months ended June 30, 2017 based on the difference between the carrying value of the investment at June 30, 2017 and its fair value based on the TIL share price on that date. On the completion of the merger with TIL in the fourth quarter of 2017, a gain of $1.4 million was recorded on the revaluation of the Company's equity-accounted investment in TIL to fair value at the time.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	54,917	54,361	71,439
Restricted cash	2,153	1,794	1,599
Pool receivable from affiliates	56,549	26,923	15,550
Accounts receivable	17,365	17,048	19,288
Due from affiliates	39,663	50,551	49,103
Current portion of derivative assets	2,905	3,075	1,016
Prepaid expenses	34,096	22,662	18,690
Other current assets	17,943	1,385	—
Restricted cash – long-term	3,437	2,672	2,672
Vessels and equipment – net	1,401,551	1,556,959	1,737,792
Vessels related to capital leases – net	482,010	340,961	227,722
Investment in and advances to equity-accounted
investments	25,766	24,811	25,460
Derivative assets	2,973	5,531	4,226
Intangible assets – net	11,625	12,320	14,605
Other non-current assets	74	82	127
Goodwill	8,059	8,059	8,059
Total assets	2,161,086	2,129,194	2,197,348

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	52,002	41,069	42,468
Current portion of long-term debt	106,236	103,843	166,745
Current portion of derivative liabilities	57	—	—
Current obligation related to capital leases	20,896	15,839	7,227
Deferred revenue	—	89	557
Due to affiliates	18,570	18,391	19,717
Long-term debt	629,170	703,235	785,557
Long-term obligation related to capital leases	354,393	280,871	141,681
Other long-term liabilities	32,829	30,646	26,795
Equity	946,933	935,211	1,006,601
Total liabilities and equity	2,161,086	2,129,194	2,197,348

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2018	2017
	(unaudited)	(unaudited)(1)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net loss	(52,548)	(58,023)
Non-cash items:
Depreciation and amortization	118,514	100,481
(Gain) loss on sales of vessels	(170)	12,984
Unrealized gain on derivative instruments	(579)	(937)
Equity (income) loss	(1,220)	25,370
Other	11,664	8,093
Change in operating assets and liabilities	(54,952)	6,590
Expenditures for dry docking	(27,972)	(14,069)
Net operating cash flow	(7,263)	80,489

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	81,397	232,825
Repayments of long-term debt	(165,365)	(109,006)
Prepayment of long-term debt	(137,717)	(443,796)
Proceeds from financing related to sales and leaseback of vessels	241,339	153,000
Scheduled repayments of obligation related to capital leases	(14,958)	(4,090)
Cash dividends paid	(8,052)	(20,679)
Proceeds from equity offerings, net of offering costs	—	8,521
Proceeds from issuance of common stock, net of share issuance costs	—	5,000
Other	(92)	(241)
Net financing cash flow	(3,448)	(178,466)

INVESTING ACTIVITIES
Proceeds from sales of vessels	589	52,131
Expenditures for vessels and equipment	(5,827)	(4,732)
Return of capital from equity-accounted investment	746	—
Loan repayments from equity-accounted investment	—	550
Cash acquired in TIL acquisition, net of transaction fees	—	30,831
Net investing cash flow	(4,492)	78,780

Decrease in cash, cash equivalents and restricted cash	(15,203)	(19,197)
Cash, cash equivalents and restricted cash, beginning of the year	75,710	94,907
Cash, cash equivalents and restricted cash, end of the year	60,507	75,710

(1)	See note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2018		December 31, 2017
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	11,502	$0.04	(1,879)	($0.01)

Add specific items affecting net loss:
Loss on sale of vessels	—	—	489	—
Unrealized loss (gain) on derivative instruments (3)	2,708	$0.01	(2,205)	($0.01)
Other (4)	(208)	—	(2,344)	($0.01)
Total adjustments	2,500	$0.01	(4,060)	($0.02)
Adjusted net income (loss) attributable to shareholders of Teekay
Tankers	14,002	$0.05	(5,939)	($0.03)

	Year Ended
	December 31, 2018		December 31, 2017
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(52,548)	($0.20)	(58,023)	($0.31)
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(1,303)	($0.01)

Net loss attributable to shareholders of Teekay Tankers	(52,548)	($0.20)	(59,326)	($0.32)

Add specific items affecting net loss:
(Gain) loss on sale of vessels	(170)	—	12,984	$0.07
Unrealized gain on derivative instruments (3)	(579)	—	(937)	($0.01)
Other (4)	(1,421)	—	27,334	$0.15
Total adjustments	(2,170)	—	39,381	$0.21
Adjusted net loss attributable to shareholders of Teekay
Tankers	(54,718)	($0.20)	(19,945)	($0.11)

(1)	Basic per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, forward freight agreements, a time-charter swap and a TIL common stock purchase warrant that was related to the period prior to the merger.

(4)
The amount recorded for the year ended December 31, 2018 primarily relates to foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of the Company's debt facilities, freight tax accruals from prior years and restructuring charges. The amount recorded for the year ended December 31, 2017 include the unrealized derivative gains and losses in joint ventures, foreign exchange gains and losses, a net adjustment of $1.0 million related to a reversal of the fair value differential from the TIL merger associated with the loans refinanced in December 2017, a $28.1 million impairment recognized on its equity investment in TIL in the second quarter of 2017, and a $1.4 million gain in the fourth quarter of 2017 to reflect the revaluation of the equity-accounted investment at the date of the TIL merger.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended		Year Ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss) - GAAP basis	11,502	(1,879)	(52,548)	(58,023)
Subtract:
Net income attributable to the Entities under Common Control (1)	—	—	—	(1,303)
Net income (loss) attributable to shareholders of Teekay Tankers	11,502	(1,879)	(52,548)	(59,326)

Add:
Depreciation and amortization	29,916	26,829	118,514	100,481
Proportionate share of free cash flow from equity-accounted investments	1,409	1,429	2,983	8,284
Unrealized loss on derivative instruments	2,708	—	2,708	1,700
Loss on sales of vessels	—	489	—	12,984
Equity loss (2)	—	—	—	24,063
Other	—	—	—	2,325

Less:
Equity income (2)	(955)	(1,804)	(1,220)	—
Unrealized gain on derivative instruments	—	(2,205)	(3,287)	(2,636)
Gain on sale of vessels	—	—	(170)	—

Free cash flow	44,580	22,859	66,980	87,875

Weighted-average number of common shares outstanding for the period - basic	268,558,556	212,107,100	268,492,922	187,235,377

(1)	See note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details.

(2)
Included in equity (income) loss is the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker. For the three months ended December 31, 2017, equity income also included the Company's proportionate 11.3 percent share of earnings from its investment in TIL prior to the TIL merger. For the year ended December 31, 2017, equity loss also included the Company's 50 percent interest in Gemini Tankers L.L.C., its proportionate 11.3 percent share of earnings from its investment in TIL prior to the TIL merger and excludes equity income associated with TTOL as it is now consolidated (see note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details).

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income (loss) from operations - GAAP basis	31,206	(2,166)	2,822	7,204	1,416
Depreciation and amortization	29,916	29,595	26,829	118,514	100,481
Loss (gain) on sale of vessels	—	—	489	(170)	12,984
CFVO – Consolidated	61,122	27,429	30,140	125,548	114,881
Less: CFVO attributable to the Entities under Common Control	—	—	—	—	(2,546)
CFVO – Equity Investments (See this Appendix C)	1,132	321	1,994	3,322	10,803
Total CFVO	62,254	27,750	32,134	128,870	123,138

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity-Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2018		September 30, 2018		December 31, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	2,851	1,426	1,363	682	19,237	3,509
Vessel and other operating expenses	(588)	(294)	(722)	(361)	(10,739)	(1,515)
Depreciation and amortization	(908)	(454)	(903)	(452)	(6,316)	(1,035)
Income (loss) from vessel operations of equity-accounted investments	1,355	678	(262)	(131)	2,182	959
Interest expense	(451)	(226)	(456)	(228)	(3,137)	(507)
Realized and unrealized gain on derivative instruments	—	—	—	—	21	11
Other	1,006	503	—	—	(445)	(50)
Equity income (loss) of equity-accounted vessels (2)	1,910	955	(718)	(359)	(1,379)	413

Income (loss) from vessel operations of equity-accounted investments	1,355	678	(262)	(131)	2,182	959
Depreciation and amortization	908	454	903	452	6,316	1,035
Cash flow from vessel operations of equity-accounted investments	2,263	1,132	641	321	8,498	1,994

(1)	The Company’s proportionate share of its equity-accounted vessels and other investments ranges from 11.3 percent to 50 percent.

(2)
For the three months ended December 31, 2017, the Company's portion of equity income excludes a $1.4 million gain in the fourth quarter of 2017 to reflect the revaluation of the Company's equity-accounted investment in TIL at the date of the TIL merger.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity-Accounted Investments
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2018		December 31, 2017
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	9,601	4,801	107,689	17,470
Vessel and other operating expenses	(2,958)	(1,479)	(58,429)	(6,667)
Depreciation and amortization	(3,490)	(1,745)	(35,072)	(5,250)
Income from vessel operations of equity-accounted investments	3,153	1,577	14,188	5,553
Interest expense	(1,751)	(876)	(17,436)	(2,569)
Realized and unrealized gain on derivative instruments	32	16	27	14
Other	1,006	503	(3,140)	(330)
Equity income (loss) of equity-accounted vessels (2)	2,440	1,220	(6,361)	2,668

Income from vessel operations of equity-accounted investments	3,153	1,577	14,188	5,553
Depreciation and amortization	3,490	1,745	35,072	5,250
Cash flow from vessel operations of equity-accounted investments	6,643	3,322	49,260	10,803

(1)	The Company’s proportionate share of its equity-accounted vessels and other investments ranges from 11.3 percent to 50 percent.

(2)
For the year ended December 31, 2017, the Company's portion of equity income excludes the net write-down of $26.7 million recognized on the Company's equity-accounted investment in TIL and includes equity income associated with TTOL through May 31, 2017 (see note 1 to the Summary Consolidated Statements of Income (Loss) included in this release for further details).

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the timing and certainty of completing the sale-leaseback transaction for two vessels and the effect of the transaction, as well as other recent financing transactions, on the Company’s liquidity and future debt maturity profile; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the occurrence and expected timing of a stronger tanker market in the second half of 2019 and into 2020, forecasts of worldwide tanker fleet growth, the amount of tanker scrapping, estimated growth in global oil demand and supply, future OPEC oil supply, the impact of U.S. and Venezuelan crude oil production and exports on mid-size tanker demand, the impact of new pipeline capacity in the U.S. Gulf Coast, and estimated impact of IMO 2020 regulations; and the Company’s ability to benefit from a strengthening tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; failure to complete the sale-leaseback transaction; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2017. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.